# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Workiva Inc., CIK 0001445305
CUSIP: 98139A105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2900 University Blvd, Ames, Iowa (IA), 50010
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001013631

## Reporting persons
- Matthew M Rizai: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,588,273; shared voting power 69,841; sole dispositive power 1,417,613; shared dispositive power 917,892; aggregate amount beneficially owned 2,658,114 (4.8% of the class)
  Comment: The shares reported in rows 5, 6, 7, 8, 9, and 11 include Class B common stock, as described below. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. Assumes conversion of all shares of Class B common stock beneficially owned by Mr. Rizai into shares of Class A common stock.
  
  The shares reported in row 9 consist of (i) 850,000 shares of Class B common stock and 427,409 shares of Class A common stock owned by Matthew Rizai TR UA DTD 03/04/1996 Matthew Rizai Revocable Trust; (ii) 32,783 shares of Class A common stock owned directly by Mr. Rizai and Svetlana Skopcenko Rizai as joint tenants with right of survivorship, of which Mr. Rizai and Ms. Skopcenko Rizai share voting and dispositive power; (iii) 885,109 shares of Class B common stock owned by Mr. Rizai and Ms. Skopcenko Rizai as trustees u/a dated August 7, 2013 creating Marital Trust, of which Mr. Rizai has sole voting power and Mr. Rizai and Ms. Skopcenko Rizai have shared dispositive power; (iv) 140,204 shares of Class A common stock that may be acquired within 60 days of this Statement upon the exercise of outstanding options; (v) 225,000 shares of Class B common stock and 60,551 shares of Class A common stock owned by family trusts of which Barbara Schlaff is the trustee and has entered into an irrevocable proxy under which she has granted sole voting power to Mr. Rizai for so long as the family trusts hold such shares. Ms. Schlaff has sole dispositive power as to such shares; and (vi) 25,000 shares of Class B common stock and 12,058 shares of Class A common stock owned by a family trust of which Ms. Skopcenko Rizai is the trustee.
  
  The percentage set forth in row 11 is calculated based upon on 52,711,521 shares of Class A common stock outstanding as of December 31, 2025, plus the number of shares of Class B common stock beneficially owned by Mr. Rizai and shares of Class A common stock that may be acquired by Mr. Rizai within 60 days upon the exercise of outstanding options, which are treated as converted into Class A common stock or exercised, as applicable, only for the purpose of computing the percentage ownership of Mr. Rizai. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. There were 3,607,583 shares of Class B common stock outstanding as of December 31, 2025, as reported by the issuer to the reporting person, including the 1,985,109 shares of Class B common stock beneficially owned by Mr. Rizai. The percentage reported does not reflect the ten for one voting power of the Class B common stock.

## Item 1. Issuer
Name of issuer: Workiva Inc.
Address of issuer's principal executive offices: 2900 University Blvd, Ames, Iowa, 50010

## Item 2. Person Filing
Name of person filing: Matthew M. Rizai
Address of principal business office or, if none, residence:
c/o Workiva Inc.
2900 University Blvd
Ames, IA 50010
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

2,658,114
Percent of class:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

4.8
Sole power to vote or to direct the vote:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

2,588,273
Shared power to vote or to direct the vote:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

69,841
Sole power to dispose or to direct the disposition:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

1,417,613
Shared power to dispose or to direct the disposition:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

917,892

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Matthew M Rizai: /s/ Matthew M. Rizai, Matthew M. Rizai (02/13/2026)